UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)OF

THE SECURITIES EXCHANGE ACT OF 1934

ML MACADAMIA ORCHARDS, LP

(Name of Subject Company (Issuer))

CRESCENT RIVER AGRICULTURE LLC

(Offeror)

CRESCENT RIVER LLC

(Parent of Offeror)

FARHAD FRED EBRAHIMI

(Owner of Parent)

MARY WILKIE EBRAHIMI

(Other)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Depository Units Representing Class A Limited Partner’s Interests

(Title of Class of Securities)

55307U107

(CUSIP Number of Class of Securities)

Brad Nelson

283 Columbine Street, Suite 177

Denver, Colorado 80206

(303) 894-3227

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Wanda J. Abel

Davis Graham & Stubbs LLP

1550 17th Street, Suite 1500

Denver, Colorado 80202

(303) 892-7314

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,650,000	$92.07

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 750,000 issued and outstanding Class A Units of ML Macadamia Orchards, L.P. at the maximum tender offer price of $2.20 per Class A Unit.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009 issued March 11, 2009. Such fee equals .0000558 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Crescent River Agriculture LLC, a Colorado Limited Liability Company (the “Offeror”), to purchase up to 750,000 Class A Units of ML Macadamia Orchards, L.P., a Delaware publicly traded limited partnership (the “Partnership”), at a price per Class A Unit of $2.20, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as they may be amended or supplemented from time to time, constitute the “Offer”. The Offeror is wholly-owned by Crescent River LLC, a Wyoming limited liability company (“Parent”), which is wholly owned by Farhad Fred Ebrahimi. Mary Wilkie Ebrahimi is the wife of Mr. Ebrahimi and may be deemed to share beneficial ownership of Class A Units owned or acquired by the Offeror, Parent or Mr. Ebrahimi.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

Item 12.	Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 7, 2009.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.
(i)(1)	Power of Attorney of Crescent River LLC
(i)(2)	Power of Attorney of Farhad Fred Ebrahimi
(i)(3)	Power of Attorney of Mary Wilkie Ebrahimi
(j)	Consent of GHP Horwath, P.C.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2009	CRESCENT RIVER AGRICULTURE LLC

	By:	Crescent River LLC
Member of Crescent River Agriculture LLC

	By:	/s/ BRAD NELSON
Brad Nelson, Attorney-in-Fact

CRESCENT RIVER LLC

	By:	/s/ BRAD NELSON
Brad Nelson, Attorney-in-Fact

/s/ FARHAD FRED EBRAHIMI*
Farhad Fred Ebrahimi

/s/ MARY WILKIE EBRAHIMI*
Mary Wilkie Ebrahimi

	*By:	/s/ BRAD NELSON
Brad Nelson, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 7, 2009.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.
(i)(1)	Power of Attorney of Crescent River LLC
(i)(2)	Power of Attorney of Farhad Fred Ebrahimi
(i)(3)	Power of Attorney of Mary Wilkie Ebrahimi
(j)	Consent of GHP Horwath, P.C.